February 15, 2022

United States Securities and Exchange Commission
Mailstop 3233
Washington, DC 20549
Attention: Division of Corporate Finance.

Re: Western Sierra Resource Corporation Form 10-12G
Filed December 21, 2021
File No. 000-16742

Attention: Division of Corporate Finance:

I write you in response to your letter dated January 14, 2022. Western Sierra Resource, Corp. (the "Company") after consideration of the commission staff comments, has elected to withdraw its application on Form 10-12g. The Company plans to refile upon the completion of its two year audit.

Sincerely,

Western Sierra Resource Corporation

By: /s/ Roger Johnson

Name: Roger Johnson

Title: Chief Executive Officer